October 21, 2009

By U.S. Mail and Facsimile to (812) 461-5959.

Martin Zorn
Chief Operating Officer and Chief Financial Officer
Integra Bank Corporation
21 S.E. Third Street
Evansville, IN 47705

> **Re: Integra Bank Corporation**
> **Form 10-Q for Fiscal Period Ended March 31, 2009**
> **Form 10-Q for Fiscal Period Ended June 30, 2009**
> **Form 8-K filed July 31, 2009**
> **File No. 000-13585**

Dear Mr. Zorn:

We have reviewed your correspondence filed with the Commission on August 13, 2009 have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments and provide us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

June 30, 2009 Form 10-Q
Note 4. Allowance for Loan Losses, page 24

1.   We note your disclosure regarding the prepayment incentive offered to your commercial real estate customers. We also note you charged off the difference between the carrying amount of the loan and the proceeds received (i.e. the discount) to the allowance for loan losses even though these loans were not considered to be impaired. Please tell us the authoritative literature you relied on

when determining the accounting treatment for these transactions. Specifically tell us how you considered the fact that the amounts charged-off do not appear to relate to a credit event. In future filings please provide additional detailed disclosure regarding the consideration of these discounts when establishing the allowance for loan losses as of June 30, 2009. In addition, please provide transparent disclosure about how such discounts would have affected your interest rate margins and your interest rate tables.

 As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Blakeley Moore at (202) 551-3303 or me at (202) 551-3494 if you have questions relating to these comments, or me at (202) 551-3494.

Sincerely,

Kevin W. Vaughn
Branch Chief